UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Jefferies Credit Partners BDC Inc.

(Name of Subject Company (Issuer))

Jefferies Credit Partners BDC Inc.

(Name of Filing Person(s) (Issuer))

Common Stock $0.001 Par Value Per Share

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Preferred Stock $0.001 Par Value Per Share

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

(212) 778-8752

(Registrant’s telephone number, including area code)

Adam Klepack, Esq.

General Counsel and Secretary

Jefferies Finance LLC

520 Madison Avenue, 12th Floor

New York, New York 10022

Telephone: (212) 708-2612

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

COPIES TO:

Michael R. Rosella, Esq.

Thomas D. Peeney, Esq.

Paul Hastings LLP

200 Park Avenue

New York, NY 10166

(212) 318-6000

October 1, 2024

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on October 1, 2024, by Jefferies Credit Partners BDC Inc., a Maryland corporation (the “Company”), in connection with an offer by the Company (the “Offer”) to purchase up to 5.0% of its outstanding shares of common stock (the “Shares”) at a price equal to the net asset value per Share as of September 30, 2024 (the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit B to the Statement (the “Offer to Purchase”).

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 5:00 p.m., Eastern Time, on October 29, 2024.

2.	No shares of the Company were validly tendered and not withdrawn prior to the expiration of the Offer.

Except as specifically provided herein, the information contained in the Statement and the Letter of Transmittal remains unchanged and this Final Amendment does not modify any of the information previously reported on the Statement or the Letter of Transmittal.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete, and correct.

JEFFERIES CREDIT PARTNERS BDC INC.

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	General Counsel and Secretary

Date:	November 7, 2024

EXHIBIT INDEX

EXHIBIT

EX-FILING FEES	Calculation of Filing Fee Tables